FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: 14 June 2011, London UK - LSE announcement

GSK to purchase Shenzhen Neptunus stake in previously formed joint venture for influenza vaccines in China

GlaxoSmithKline (GSK) announced today that it has entered into an agreement to acquire the remaining 51% equity interest of Shenzhen Neptunus Interlong Bio-Technique Co. Ltd (Neptunus) in the joint venture (JV) company, Shenzhen GSK-Neptunus Biologicals Co. Ltd. (GSKNB), for a total cash consideration of £24 million (US$39 million).  After approval of this agreement by the Peoples Republic of China's authorities, GSK will become the sole owner of GSKNB.

Established in June 2009, the GSKNB alliance focuses on the development and manufacture of seasonal and pandemic influenza vaccines for China, Hong Kong and Macau. GSK increased its equity share from 40% to 49% in August 2010.

The decision to acquire the outstanding interest in the GSKNB JV reflects GSK's intention to further expand its vaccines presence in China through the establishment of local vaccine manufacturing capability.

Commenting on the agreement, Jean Stephenne, Chairman and President GSK Biologicals, said, "The decision to acquire the remaining equity interest in GSKNB reflects the importance GSK places in expanding our product offering in China and making new vaccines available to improve public health in this fast growing emerging market.  GSKNB employees have made good progress preparing the site for the production of influenza vaccines and we look forward to continuing this work."

"GSK has licensed more vaccines in China than any other global manufacturer and has packaged more than 100 million vaccines at our Shanghai facility.  Today's announcement represents an expansion of GSK's long-term commitment to vaccine supply, manufacturing and development in China."  said John Lepore, Vice President and General Manager, Biologicals and Corporate, GSK China.

V A Whyte
Company Secretary
14 June 2011

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Sarah Spencer	(020) 8047 5502
	Janet Morgan	(020) 8047 5502
	David Daley	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jeff McLaughlin	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 14, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc